UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED

PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: CapitalSouth Partners Fund II Limited Partnership

Address of Principal Business Office (No. & Street, City, State, Zip Code):

4201 Congress St., Suite 360

Charlotte, NC 28209

Telephone number (including area code): (704) 376-5502

Name and address of agent for service of process:

Joseph B. Alala, III

CapitalSouth Partners Fund II Limited Partnership

4201 Congress St., Suite 360

Charlotte, NC 28209

Check one of the following:

☑	The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement, or if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

September 24, 2013

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable

The undersigned company certifies that it is a closed-end company organized under the laws of the State of North Carolina and with its principal place of business in the State of North Carolina; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Charlotte and State of North Carolina on the 24th day of September, 2013.

CapitalSouth Partners Fund II Limited Partnership

By:	CapitalSouth Partners F-II, LLC, its General Partner

By:	/s/ Joseph B. Alala, III
Name: Joseph B. Alala, III
Title: Managing Member, President and Chief Executive Officer

Attest:	/s/ John F. McGlinn
Name:	John F. McGlinn
Title:	Managing Member of the General Partner